## Exhibit 7C

For period ending 08/31/2010 file number 811-09253.

List the name of each series or portfolio and give a consecutive number to each series or portfolio starting with the number 1. Use this same numerical designation for each series or portfolio in the series information block in the top right corner of the screens submitted in this filing and in all subsequent filings on this form. This information is required each time the form is filed.

For the funds over #99, interested parties could refer to the most recent shareholder report for financial information.

| Series Number | Series Name | Is this the last filing for this Series? (Y/N) |
|---|---|---|
| 105 | Wells Fargo Advantage Strategic Income Fund | N |
| 108 | Wells Fargo Advantage Government Securities Fund | N |
| 109 | Wells Fargo Advantage High Income Fund | N |
| 110 | Wells Fargo Advantage Short-Term Bond Fund | N |
| 111 | Wells Fargo Advantage Short-Term High Yield Bond Fund | N |
| 112 | Wells Fargo Advantage Ultra Short-Term Income Fund | N |
| 163 | Wells Fargo Advantage Adjustable Rate Government Fund | N |
| 168 | Wells Fargo Advantage High Yield Bond Fund | N |